Exhibit 99.1

FOR IMMEDIATE RELEASE

RADCOM Delivers 20% YoY Revenue Growth and EPS up by 120%

Reaffirming Company’s Commitment to Profitable Growth and Long-Term Shareholder Value

●	Highest quarterly revenues of $14.8 million

●	Record half-year revenue and profitability

●	Peak cash level of $86.1 million

TEL AVIV, Israel – August 7, 2024 − RADCOM Ltd. (Nasdaq: RDCM), an industry leader in automated assurance and intelligent analytics for telecom operators transitioning to 5G, announced today its financial results for the second quarter ended June 30, 2024.

Hilik Itman, RADCOM’s interim Chief Executive Officer, commented, “This quarter, we continued to execute our strategy to drive profitable growth and long-term shareholder value. We achieved record quarterly revenues of $14.8 million, up 20% from the second quarter of 2023.

Our net income increased by approximately 120%, driven by strong revenue growth. We maintained our positive cash flow generation, achieving a new milestone with our cash and cash equivalents reaching a record high of $86.1 million. We are on track to meet our 2024 financial guidance and deliver revenue and profitability growth.

“Since the start of the year, we have secured over $50 million in new 5G contracts, including several seven-digit contracts across various geographic markets, while maintaining significant recurring revenues. This shows the demand for our leading solutions and boosts our revenues as telecom operators transition to 5G.”

Key highlights Q2 2024:

●	Total revenues for the second quarter were $14.8 million, compared to $12.4 million in the second quarter of 2023, representing a 20% year-over-year growth, a new company record.

●	GAAP net income for the second quarter was $1.7 million, or $0.11 diluted EPS, compared to $0.8 million, or $0.05 diluted EPS, for the second quarter of 2023, representing approximately 120% increase year-over-year compared to the second quarter of 2023.

●	Non-GAAP net income for the period was $3.1 million, or $0.20 diluted EPS, compared to $2.1 million, or $0.13 diluted EPS, for the second quarter of 2023.

●	As of June 30, 2024, the Company had cash, cash equivalents, and short-term bank deposits of $86.1 million and no debt, ending the quarter with its highest-ever cash levels.

Key highlights H1 2024

●	Total revenues for the first six months were $28.9 million, compared to $24.4 million in the first six months of 2023, representing a 19% year-over-year growth.

●	GAAP net income for the first six months was $2.5 million, or $0.16 diluted EPS, compared to $1.4 million, or $0.09 diluted EPS for the first six months of 2023.

●	Non-GAAP net income for the first six months was $6.0 million, or $0.38 diluted EPS, compared to $3.9 million, or $0.25 diluted EPS, for the first six months of 2023.

Mr. Itman concluded, “The efficient growth we achieved in the first six months of 2024 provides a strong foundation for our continued success in the remaining six months of 2024, and we believe the best is yet to come. We are witnessing increasing demand for our solutions across multiple regions, particularly in North America. The heightened demand is reflected in our expanding sales pipeline, which has the potential to drive further growth and enhance shareholder returns.

This gives us the confidence to raise our 2024 revenue guidance to $58 to $61 million (from $57 to $60 million).”

Earnings conference call and webcast

RADCOM’s management will hold an interactive conference call on the same day at 8:00 AM Eastern Time (3:00 PM Israel Daylight Time) to discuss the results and answer participants’ questions.

●	Live webcast: A live webcast of the presentation will be available at https://Veidan.activetrail.biz/radcomq2-2024. The webcast will be archived for 90 days following the live presentation.

●	Joining the interactive call: Please dial in approximately five minutes before the call is scheduled to begin:

○	From the US (toll-free): +1-866-652-8972

○	From other locations: +972-3-918-0644

A conference call replay will be available a few hours after the call on RADCOM’s investor relations webpage at https://radcom.com/investor-relations.

###

For all investor inquiries, please contact:

Investor Relations:

Miri Segal

MS-IR LLC

917-607-8654

msegal@ms-ir.com

Company Contact:
Hadar Rahav

CFO

+972-77-7745062

hadar.rahav@radcom.com

About RADCOM

RADCOM (Nasdaq: RDCM) is the leading expert in 5G-ready cloud-native, network intelligence solutions for telecom operators transitioning to 5G. RADCOM Network Intelligence consists of RADCOM Network Visibility, RADCOM Service Assurance, and RADCOM Network Insights. The RADCOM Network Intelligence suite offers intelligent, container-based, on-demand solutions to deliver network analysis from the RAN to the core for 5G assurance. Utilizing automated and dynamic solutions with smart minimal data collection and on-demand troubleshooting, and cutting-edge techniques based on machine learning, these solutions work in harmony to provide operators with an understanding of the entire customer experience and allow them to troubleshoot network performance from a high to granular level while reducing storage costs and cloud resource utilization. For more information on how to RADCOMize your network today, please visit www.radcom.com, the content of which does not form a part of this press release.

Non-GAAP Information

Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader’s overall understanding of the Company’s financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, financial income (expenses), acquisition-related expenses, and amortization of intangible assets related to acquisitions, the Company’s non-GAAP results provide information to both management and investors that is useful in assessing the Company’s core operating performance and in evaluating and comparing the Company’s results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods. The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “believe,” “may,” “might,” “potential,” “anticipate,” “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its full-year 2024 revenue guidance, market trends, and demand for the Company’s products and services, expanding its sales pipeline, profitability, growth, and enhancing shareholder returns, it uses forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance, or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products, and applications, loss of market share and pressure on prices resulting from competition and the effects of the war in Israel. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM Ltd.
Consolidated Statements of Operations
Unaudited
 (thousands of U.S. dollars, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Revenues	$14,801	$12,372	$28,924	$24,395
Cost of revenues	3,794	3,480	7,545	6,828
Gross profit	11,007	8,892	21,379	17,567
Research and development, gross	4,621	4,952	9,214	9,721
Less - royalty-bearing participation	180	180	389	442
Research and development, net	4,441	4,772	8,825	9,279
Sales and marketing	4,325	3,351	8,610	6,664
General and administrative	1,361	1,215	3,374	2,444
Total operating expenses	10,127	9,338	20,809	18,387
Operating income (loss)	880	(446)	570	(820)
Financial income, net	854	1,260	1,959	2,286
Income before taxes on income	1,734	814	2,529	1,466
Taxes on income	(27)	(33)	(60)	(64)

Net income	$1,707	$781	$2,469	$1,402

Basic and diluted net income per ordinary share	$0.11	$0.05	$0.16	$0.09
Weighted average number of ordinary shares used in computing basic net income per ordinary share	15,608,402	15,063,112	15,517,958	14,977,743
Weighted average number of ordinary shares used in computing diluted net income per ordinary share	15,978,799	15,658,748	15,922,855	15,614,553

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
GAAP gross profit	$11,007	$8,892	$21,379	$17,567
Stock-based compensation	99	74	183	163
Amortization of intangible assets	56	43	112	43
Non-GAAP gross profit	$11,162	$9,009	$21,674	$17,773
GAAP research and development, net	$4,441	$4,772	$8,825	$9,279
Stock-based compensation	525	536	1,062	1,081
Non-GAAP research and development, net	$3,916	$4,236	$7,763	$8,198
GAAP sales and marketing	$4,325	$3,351	$8,610	$6,664
Stock-based compensation	$485	328	989	636
Amortization of intangible assets	$29	21	58	21
Non-GAAP sales and marketing	$3,811	$3,002	$7,563	$6,007
GAAP general and administrative	$1,361	$1,215	$3,374	$2,444
Stock-based compensation	202	249	1,041	514
Acquisition related expenses	-	37	-	37
Non-GAAP general and administrative	$1,159	$929	$2,333	$1,893
GAAP total operating expenses	$10,127	$9,338	$20,809	$18,387
Stock-based compensation	1,212	1,113	3,092	2,231
Amortization of intangible assets	29	21	58	21
Acquisition related expenses	-	37	-	37
Non-GAAP total operating expenses	$8,886	$8,167	$17,659	$16,098
GAAP operating income (loss)	$880	$(446)	$570	$(820)
Stock-based compensation	1,311	1,187	3,275	2,394
Amortization of intangible assets	85	64	170	64
Acquisition related expenses	-	37	-	37
Non-GAAP operating income	$2,276	$842	$4,015	$1,675

RADCOM LTD.

Reconciliation of GAAP to Non-GAAP Financial Information

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended June 30,				Six months ended June 30,
	2024		2023		2024		2023
GAAP income before taxes on income	$1,734		$814		$2,529		$1,466
Stock-based compensation	1,311		1,187		3,275		2,394
Amortization of intangible assets	85		64		170		64
Acquisition related expenses	34		66		71		66
Non-GAAP income before taxes on income	$3,164		$2,131		$6,045		$3,990
GAAP net income	$1,707		$781		$2,469		$1,402
Stock-based compensation	1,311		1,187		3,275		2,394
Amortization of intangible assets	85		64		170		64
Acquisition related expenses	34		66		71		66
Non-GAAP net income	$3,137		$2,098		$5,985		$3,926
GAAP net income per diluted share	$0.11		$0.05		$0.16		$0.09
Stock-based compensation	0.08		0.08		0.21		0.16
Amortization of intangible assets	0.01		(*	)	0.01		(*	)
Acquisition related expenses	(*	)	(*	)	(*	)	(*	)
Non-GAAP net income per diluted share	$0.20		$0.13		$0.38		$0.25
Weighted average number of shares used to compute diluted net income per share	15,978,799		15,658,748		15,922,855		15,614,553

(*)	Less than $ 0.01

RADCOM Ltd.
Consolidated Balance Sheets
(thousands of U.S. dollars)
(Unaudited)

	As of	As of
	June 30, 2024	December 31, 2023
Current Assets
Cash and cash equivalents	$15,248	$10,892
Short-term bank deposits	70,864	71,273
Trade receivables, net	18,071	13,412
Inventories	695	246
Other accounts receivable and prepaid expenses	1,353	1,592
Total Current Assets	106,231	97,415

Non-Current Assets
Severance pay fund	3,006	3,142
Other long-term receivables	3,353	1,573
Property and equipment, net	772	798
Operating lease right-of-use assets	1,148	1,651
Goodwill and intangible assets, net	2,780	2,950
Total Non-Current Assets	11,059	10,114

Total Assets	$117,290	$107,529

Liabilities and Shareholders’ Equity

Current Liabilities
Trade payables	$3,400	$2,640
Deferred revenues and advances from customers	4,140	1,469
Employee and payroll accruals	5,397	5,400
Operating lease liabilities	627	1,062
Other liabilities and accrued expenses	10,449	9,540
Total Current Liabilities	24,013	20,111

Non-Current Liabilities
Accrued severance pay	3,680	3,728
Operating lease liabilities	472	561
Other liabilities and accrued expenses	653	638
Total Non-Current Liabilities	4,805	4,927

Total Liabilities	$28,818	$25,038

Shareholders’ Equity
Share capital	$755	$736
Additional paid-in capital	157,954	154,697
Accumulated other comprehensive loss	(2,794)	(3,030)
Accumulated deficit	(67,443)	(69,912)

Total Shareholders’ Equity	88,472	82,491
Total Liabilities and Shareholders’ Equity	$117,290	$107,529